Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this preliminary results announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this preliminary results announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

PRELIMINARY UNAUDITED ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2025 AND

DECLARATION OF CASH DIVIDEND

Tuya Inc. (“Tuya” or the “Company”, HKEX: 2391; NYSE: TUYA), a global leading AI cloud platform service provider, today announced the preliminary unaudited financial results of the Company, its subsidiaries and consolidated affiliated entities (the “Group”) for the year ended December 31, 2025 (the “Reporting Period”), together with comparative figures for the year ended December 31, 2024 and the declaration of a cash dividend.

 FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2025

•	Total revenue was US$321.8 million, up approximately 7.8% year-over-year (for the year ended December 31, 2024: US$298.6 million).

•	Platform-as-a-service (“PaaS”) revenue was US$231.2 million, up approximately 6.5% year-over-year (for the year ended December 31, 2024: US$217.1 million).

•	Software-as-a-service (“SaaS”) and others revenue was US$44.9 million, up approximately 13.4% year-over-year (for the year ended December 31, 2024: US$39.6 million).

•	Smart solution revenue was US$45.7 million, up approximately 8.9% year-over-year (for the year ended December 31, 2024: US$42.0 million).

•	Overall gross margin increased to 48.2%, up 0.8 percentage points year-over-year (for the year ended December 31, 2024: 47.4%). Gross margin of PaaS increased to 48.3%, up 1.2 percentage points year-over-year (for the year ended December 31, 2024: 47.1%).

•	Operating margin was 3.6%, improved by 19.5 percentage points year-over-year (for the year ended December 31, 2024: negative 15.9%). Non-GAAP operating margin was 10.5%, improved by 2.9 percentage points year-over-year (for the year ended December 31, 2024: 7.6%).

*	For identification purposes only

•	Net margin was 18.0%, improved by 16.3 percentage points year-over-year (for the year ended December 31, 2024: 1.7%). Non-GAAP net margin was 24.9% (for the year ended December 31, 2024: 25.2%).

•	Net profits were US$57.9 million (for the year ended December 31, 2024: US$5.0 million). Non-GAAP net profits were US$80.1 million, up approximately 6.4% year-over-year (for the year ended December 31, 2024: US$75.3 million).

•	Net cash generated from operating activities was US$81.0 million, increased by 0.9% year-over-year (for the year ended December 31, 2024: US$80.4 million).

•	Total cash, cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,017.3 million as of December 31, 2025, compared to US$1,016.7 million as of December 31, 2024.

OPERATING HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2025

•	PaaS customers[1] for the year ended December 31, 2025 were approximately 3,700 (for the year ended December 31, 2024: 3,700). Total customers for the year ended December 31, 2025 were approximately 5,900 (for the year ended December 31, 2024: 5,800). The Group’s key-account strategy has enabled it to focus on serving strategic customers.

•	Premium PaaS customers[2] for the trailing 12 months ended December 31, 2025 were 291 (the trailing 12 months ended December 31, 2024: 298). In the year ended December 31, 2025, the Group’s premium PaaS customers contributed approximately 88.2% (for the year ended December 31, 2024: 86.9%) of PaaS revenue.

•	Dollar-based net expansion rate (“DBNER”)[3] of PaaS for the trailing 12 months ended December 31, 2025 was 102% (the trailing 12 months ended December 31, 2024: 122%).

•	Registered AI developers (“registered developers”) were over 1,801,000 as of December 31, 2025, up 37% from over 1,316,000 registered developers as of December 31, 2024.

1.	The Group defines a PaaS customer for a given period as a customer who has directly placed orders for PaaS with the Group during that period.

2.	The Group defines a premium PaaS customer as a customer as of a given date that contributed more than US$100,000 of PaaS revenue during the immediately preceding 12-month period.

3.	The Group calculates DBNER of PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for PaaS during that period), and then calculating the quotient from dividing the PaaS revenue generated from such customers in the current trailing 12-month period by the PaaS revenue generated from the same group of customers in the prior 12-month period. The Group’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Group’s customer mix, among other things, DBNER indicates the Group’s ability to expand customer use of its platform over time and generate revenue growth from existing customers.

UNAUDITED FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2025

Revenue

Total revenue increased by 7.8% to US$321.8 million in 2025 from US$298.6 million in 2024, mainly due to the increase in PaaS revenue and SaaS revenue.

•	PaaS revenue increased by 6.5% to US$231.2 million in the year ended December 31, 2025 from US$217.1 million in the same period of 2024, primarily due to steady demand from core customers and the Company’s continued focus on product enhancements and customer needs.

•	SaaS and others revenue increased by 13.4% to US$44.9 million in the year ended December 31, 2025 from US$39.6 million in the same period of 2024, primarily due to an increase in revenue from cloud software products. During the year ended December 31, 2025, the Company remained committed to offering value-added services and a diverse range of software products with compelling value propositions to its customers.

•	Smart solution revenue increased by 8.9% to US$45.7 million in the year ended December 31, 2025 from US$42.0 million in the same period of 2024, primarily attributable to the increasing customer demand for smart devices with integrated intelligent software capabilities the Company developed beyond IoT.

Cost of revenue

Cost of revenue increased by 6.1% to US$166.8 million in the year ended December 31, 2025 from US$157.2 million in the same period of 2024, in line with the increase in total revenue.

Gross profit and gross margin

Total gross profit increased by 9.6% to US$155.0 million in the year ended December 31, 2025 from US$141.4 million in the same period of 2024 and gross margin increased to 48.2% in the year ended December 31, 2025 from 47.4% in the same period of 2024.

•	PaaS gross margin was 48.3% in the year ended December 31, 2025, compared to 47.1% in the same period of 2024.

•	SaaS and others gross margin was 72.5% in the year ended December 31, 2025, compared to 71.9% in the same period of 2024.

•	Smart solution gross margin was 23.7% in the year ended December 31, 2025, compared to 25.5% in the same period of 2024.

Gross margin of each revenue stream increased or fluctuated primarily due to changes in products and solutions mix. As a developer platform with a rich ecosystem of smart devices and applications, the Company remains focused on software products with compelling value propositions while maintaining cost efficiency.

Operating expenses

Operating expenses decreased by 24.1% to US$143.6 million in the year ended December 31, 2025 from US$189.1 million in the same period of 2024. Non-GAAP operating expenses increased by 2.2% to US$121.4 million in the year ended December 31, 2025 from US$118.7 million in the same period of 2024. For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

•	Research and development expenses were US$89.7 million in the year ended December 31, 2025, down 5.6% from US$95.0 million in the same period of 2024, primarily because of lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized, partially offset by higher employee-related costs and other operating expenses associated with regular team movements and ongoing investments in research and development capabilities. Non-GAAP adjusted research and development expenses in the year ended December 31, 2025 were US$84.3 million, compared to US$80.7 million in the same period of 2024.

•	Sales and marketing expenses were US$33.1 million in the year ended December 31, 2025, down 10.7% from US$37.1 million in the same period of 2024, primarily because of (i) a decrease in employee-related costs due to regular team movements, and (ii) lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been largely amortized. Non-GAAP adjusted sales and marketing expenses in the year ended December 31, 2025 were US$31.1 million, compared to US$32.0 million in the same period of 2024.

•	General and administrative expenses were US$30.9 million in the year ended December 31, 2025, down 54.7% from US$68.3 million in the same period of 2024, primarily because of (i) lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized, (ii) a decrease in professional service costs, among other things. Non-GAAP adjusted general and administrative expenses in the year ended December 31, 2025 were US$16.2 million, compared to US$17.4 million in the same period of 2024.

•	Other operating incomes, net were US$10.2 million in the year ended December 31, 2025, primarily due to receipts of software value-added tax refund.

Loss/profit from operations and operating margin

Profit from operations was US$11.5 million in the year ended December 31, 2025, compared to a loss from operations of US$47.6 million in the same period of 2024. Non-GAAP profit from operations was US$33.7 million in the year ended December 31, 2025, compared to US$22.7 million in the same period of 2024.

Operating margin was 3.6% in the year ended December 31, 2025, improved by 19.5 percentage points from negative 15.9% in the same period of 2024. Non-GAAP operating margin was 10.5% in the year ended December 31, 2025, improved by 2.9 percentage points from 7.6% in the same period of 2024.

Net profit and net margin

The Company had a net profit of US$57.9 million in the year ended December 31, 2025, compared to US$5.0 million in the year ended December 31, 2024.

The Company had a non-GAAP net profit of US$80.1 million in the year ended December 31, 2025, increased by 6.4% compared to US$75.3 million in the same period of 2024, demonstrating the Group’s ability to sustain strong profitability on a non-GAAP basis.

Net margin was 18.0% in the year ended December 31, 2025, improved by 16.3 percentage points from 1.7% in the same period of 2024, and non-GAAP net margin was 24.9% in the year ended December 31, 2025, compared to 25.2% in the same period of 2024.

Basic and diluted net profit per American Depositary Share (“ADS”)

Basic and diluted net profit per ADS were US$0.09 in the year ended December 31, 2025, compared to basic and diluted net profit per ADS of US$0.01 in the same period of 2024. Each ADS represents one Class A ordinary share of the Company (the “Class A Ordinary Share(s)”).

Non-GAAP basic and diluted net profit per ADS in the year ended December 31, 2025 were US$0.13, compared to the Non-GAAP basic and diluted net profit per ADS of US$0.13 in the same period of 2024.

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,017.3 million as of December 31, 2025, compared to US$1,016.7 million as of December 31, 2024, which the Company believes is sufficient to meet its current liquidity and working capital needs.

Net cash generated from operating activities

Net cash generated from operating activities was US$81.0 million in the year ended December 31, 2025, up 0.9% compared to US$80.4 million in the same period of 2024. The net cash generated from operating activities in the year ended December 31, 2025 improved mainly due to the increase in the Company’s revenue and the decrease in working capital changes in the ordinary course of business.

For further information on non-GAAP financial measures discussed above, see the section headed “Use of Non-GAAP Financial Measures”.

BUSINESS REVIEW AND OUTLOOK

Business review

PaaS customers for the year ended December 31, 2025 were approximately 3,700. Total customers for the year ended December 31, 2025 were approximately 5,900. The Group defines a PaaS customer for a given year as a customer who has directly placed orders for PaaS with the Group during that year.

Premium PaaS customers for the trailing 12 months ended December 31, 2025 were 291. In the year ended December 31, 2025, the Group’s premium PaaS customers contributed approximately 88.2% of PaaS revenue. The Group defines a premium PaaS customer as a customer as of a given date that contributed more than US$100,000 of PaaS revenue during the immediately preceding 12-month period.

DBNER of PaaS for the trailing 12 months ended December 31, 2025 was 102%. The Group calculates DBNER of PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for PaaS during that period), and then calculating the quotient from dividing the PaaS revenue generated from such customers in the current trailing 12-month period by the PaaS revenue generated from the same group of customers in the prior 12-month period. The Group’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Group’s customer mix, among other things. DBNER indicates the Group’s ability to expand customer use of its platform over time and generate revenue growth from existing customers.

Registered developers, were over 1,801,000 as of December 31, 2025, up 37% from over 1,316,000 developers as of December 31, 2024.

Outlook

Based on recent trends, the overall operating environment for connected devices and intelligent solutions remains complex but is demonstrating greater stability compared with earlier in the year. Participants across the value chain – including manufacturers, brands, and channel partners – maintain a cautious approach to planning; however, we are observing a normalization in project execution and clearer demand visibility in several of our core categories.

At the same time, enterprises and consumers worldwide are accelerating their adoption of AI technologies and smart hardware. In the third quarter, Tuya continued to advance its AI and platform strategy by enhancing its AI-powered PaaS and SaaS offerings, expanding industry-focused solutions such as space-intelligence, and further cultivating its global developer and partner ecosystem. These initiatives are designed to reinforce our position as a leading AI developer platform and drive diversified, higher-value revenue streams over the long term.

Building on the progress achieved in recent quarters, including sustained profitability, an improved margin profile, and strong operating cash flow, the Company remains focused on disciplined execution while selectively investing in key product, technology, and market growth opportunities. Tuya believes that its platform capabilities, ecosystem strengths, and solid financial position provide a strong foundation to navigate near-term uncertainties and capture long-term structural opportunities in the global intelligent technology market.

In response to this evolving market environment, the Company will remain committed to continuously iterating and improving its products and services and further enhancing software and hardware capabilities, particularly by leveraging the AI capabilities, expanding key customer base, investing in innovations and new opportunities, diversifying revenue streams, and further optimizing operating efficiency. At the same time, the Company understands that future trajectories may encounter challenges, including shifting consumer spending patterns, regional economic disparities, inventory management, foreign exchange rate and interest rates volatility, the imposition of new tariffs, or adjustments in existing tariffs or trade barriers, and broader geopolitical uncertainties.

MANAGEMENT DISCUSSION AND ANALYSIS

1.	Liquidity and capital resources

The Group achieved net profits of US$57.9 million for the year ended December 31, 2025 (for the year ended December 31, 2024: US$5.0 million). Accumulated deficit amounted to US$512.0 million as of December 31, 2025. However, due to well implementation of the Group’s initiatives to navigate the headwinds and strategies for its long-term development, the Group achieved a net cash generated from operating activities of US$81.0 million for the year ended December 31, 2025, compared to a net cash generated from operating activities of US$80.4 million for the year ended December 31, 2024.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of its products to boost sales volume to achieve economies of scale or strengthen its technology capabilities to provide advanced products with higher value proposition while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. In March and April 2021, with the completion of its initial public offering on the New York Stock Exchange and the exercise of the over-allotment option by underwriters, the Company received net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of US$904.7 million. On July 5, 2022, the Class A Ordinary Shares of the Company were listed on the Main Board of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (the “Listing”). In connection with the Listing, 7,300,000 new Class A Ordinary Shares were issued and allotted at the offer price of HK$19.3 per Class A Ordinary Share. Net proceeds from the global offering, after deducting the underwriting fees and commissions, were approximately HK$70.0 million (the “Global Offering Net Proceeds”), and no over-allotment option was exercised.

As of December 31, 2025, the balance of cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments was US$1,017.3 million (as of December 31, 2024: US$1,016.7 million).

2.	Interest-bearing bank and other borrowings

As of December 31, 2025, the Group did not have any interest-bearing bank and other borrowings.

3.	Pledge of assets

As of December 31, 2025, the Group did not have any pledge of assets.

4.	Gearing ratio

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of December 31, 2025, the gearing ratio of the Group was nil as the Group had no borrowings (as of December 31, 2024: nil).

5.	Material investments

For the year ended December 31, 2025, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of December 31, 2025) except for (i) time deposits of US$111.4 million presented as short-term investment and long-term investments according to the applicable accounting standards and (ii) the acquisitions of treasury securities by the Group as referred to below. As of December 31, 2025, the Group did not have other plans for material investments and capital assets.

6.	Acquisition(s) of Treasury Securities

Reference is made to the circular (the “Circular”) of the Company dated May 21, 2024. The Group proposed to conduct potential acquisition(s) of treasury securities subject to the maximum acquisition amount of US$400,000,000 in the open market through reputable licensed banks or securities brokerage firms during the relevant mandate period (as specified in the Circular), which has been approved by the shareholders of the Company at its annual general meeting held on June 20, 2024. For details, please refer to the Circular.

During the Reporting Period, the Group acquired treasury securities in an aggregate amount of approximately US$50.6 million. As at the date of this announcement, the Group held treasury securities under such mandate at an aggregate amount of approximately US$15.2 million. Save as aforementioned, the Group did not acquire any other treasury securities as at the date of this announcement.

7.	Capital expenditure commitments

As of December 31, 2025, the Group’s capital expenditure commitments amounted to US$60.3 million, primarily related to the construction of office buildings. The Group plans to rely on a combination of operating cash flows, and capital financing from equity interest investors to meet the capital commitments.

8.	Contingent liabilities

As of December 31, 2025, the Group did not have any material contingent liabilities.

9.	Material acquisitions and disposals

The Group did not conduct any material acquisitions and disposals during the year ended December 31, 2025.

10.	Risk management

Foreign exchange risk

The revenue of the Group is predominantly denominated in Renminbi (“RMB”) and a substantial portion of the Group’s expenses is also denominated in RMB. The Group uses United States dollar as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Cayman Islands and Hong Kong is the United States dollar, while the functional currency of the Group’s other subsidiaries and consolidated affiliated entities is their respective local currency as determined based on the criteria of ASC 830, Foreign Currency Matters. The financial statements of its subsidiaries and consolidated affiliated entities using functional currencies other than U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB depreciates or appreciates against the U.S. dollar, the Group’s revenue presented in U.S. dollar will be negatively or positively affected. The Group does not believe that it currently has any significant direct foreign exchange risk arising from its operating activities. As of December 31, 2025, the Group did not hold any financial instruments for hedging purposes.

Interest rate risk

The Group’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Group has not used any derivative financial instruments to manage its interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. The Group has not been exposed, nor does the Group anticipate being exposed, to material risks due to changes in interest rates. However, the Group’s future interest income may be lower than expected due to changes in market interest rates.

11.	Employees and remuneration policies

The following table sets forth the breakdown of the Group’s salaried employees by function as of December 31, 2025:

Number of
Function	Employees
Research and development	1,026
Sales and marketing	288
General and administrative, and others	127
Total	1,441

The Group primarily recruits the employees by its recruitment specialists at human resources department through referrals and online channels, including the Company’s corporate website and social networking platforms. The Group has adopted a series of training policies and tailor-made lessons, pursuant to which technology, corporate culture, leadership, and other trainings are regularly provided to the Group’s employees by internal speakers and third-party consultants. The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group participates in a supplemental employee commercial healthcare insurance program, aiming to promote healthy work and healthy life of employees.

CORPORATE GOVERNANCE

The board (the “Board”) of directors (the “Directors” and each, a “Director”) of the Company is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

For the year ended December 31, 2025, the Company has complied with all the code provisions of the Corporate Governance Code set forth in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save and except for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company deviates from this code provision because Mr. WANG Xueji (“Mr. Wang”) performs both the roles of a co-chairman of the Board and the chief executive officer of the Company. Mr. Wang is a founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that, in view of Mr. Wang’s experience, personal profile and his roles in the Company as mentioned above, Mr. Wang is the Director best suited to identify strategic opportunities, ensure the consistent leadership within the Company, and focus on the Board due to his extensive understanding of the Company’s business as the chief executive officer of the Company. The Board also believes that the combined roles of both chairman and chief executive officer can promote the effective execution of strategic initiatives and facilitate the flow of information between management and the Board.

The Board considers that the balance of power and authority will not be impaired due to this arrangement. The reasons are: (i) all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent non-executive Directors; (ii) Mr. Wang and the other Directors acknowledge and undertake to fulfil their fiduciary duties as directors, which require them, among other things, to act in the interests of the Company in a manner that is in the best interests of the Company and to make decisions for the Group accordingly; and (iii) the Board is made up of experienced and talented people who meet regularly to discuss matters affecting the operations of the Company to ensure a balance of power and authority. In addition, the Group’s overall strategic and other major businesses, financial and operational policies have been formulated jointly by the Board and senior management after detailed discussion.

The Board will continue to review and may recommend separating the roles of chairman of the Board and the chief executive officer of the Company in the future if and when it is appropriate, taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”)

The Company has adopted the Model Code set out in Appendix C3 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code for the year ended December 31, 2025.

Audit Committee

The Audit Committee comprises three independent non-executive Directors, being Mr. HUANG Sidney Xuande, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason, with Mr. HUANG Sidney Xuande (being the independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated financial statements and annual results of the Group for the Reporting Period, and there is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Company.

The Audit Committee has met with the independent auditor of the Company (the “Auditor”), PricewaterhouseCoopers, and has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters.

Auditor’s Procedures Performed on this Preliminary Results Announcement

The figures in respect of the preliminary results announcement of the Group’s unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive income, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2025 have been agreed by the Auditor to the amounts included in the Group’s most current set of unaudited consolidated financial statements for the year. The work performed by the Auditor in this respect did not constitute an audit, review or other assurance engagement, and consequently no assurance has been expressed by the Auditor on this preliminary results announcement.

OTHER INFORMATION

Use of Proceeds from the Global Offering

On July 5, 2022, the Class A ordinary shares of the Company were listed on the Main Board of the Hong Kong Stock Exchange and the Company successfully raised the Global Offering Net Proceeds (as defined above) of approximately HK$70.0 million. As of the date of this preliminary results announcement, there was no change in the intended use of net proceeds as previously disclosed in the section headed “Future Plans and Use of Proceeds” in the prospectus of the Company dated June 22, 2022.

As at December 31, 2025, the Company had utilized the net proceeds as set out in the table below:

		Planned use of
		proceeds in the
	Percentage of	same manner	Net proceeds	Actual use of	Net proceeds
	the total net	and proportion	unused as at	proceeds during	unutilized as at	Expected timeframe
	proceeds raised	as stated in	December 31,	the Reporting	December 31,	for utilizing the
	from the Listing	the Prospectus	2024	Period	2025	remaining unutilized
	Approximate	Approximate	Approximate	Approximate	Approximate	net proceeds
	(%)	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)
To enhance our IoT technologies and infrastructure.	30%	21.0	10.5	3.8	6.7	Over the course of the next two years
To expand and enhance our product offerings.	30%	21.0	10.5	3.8	6.7	Over the course of the next two years

		Planned use of
		proceeds in the
	Percentage of	same manner	Net proceeds	Actual use of	Net proceeds
	the total net	and proportion	unused as at	proceeds during	unutilized as at	Expected timeframe
	proceeds raised	as stated in	December 31,	the Reporting	December 31,	for utilizing the
	from the Listing	the Prospectus	2024	Period	2025	remaining unutilized
	Approximate	Approximate	Approximate	Approximate	Approximate	net proceeds
	(%)	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)
For marketing and branding activities.	15%	10.5	5.1	1.9	3.2	Over the course of the next two years
To pursue strategic partnerships, investments and acquisitions to implement our long-term growth strategies.	15%	10.5	5.1	1.9	3.2	Over the course of the next two years
For general corporate purposes and working capital needs.	10%	7.0	3.5	1.3	2.2	Over the course of the next two years

Total	100%	70.0	34.7	12.6	22.1

Declaration of Cash Dividend and Record Date

On March 2, 2026, the Board has approved the declaration and distribution of a cash dividend (the “Cash Dividend”) of US$0.0605 per ordinary share, or US$0.0605 per ADS, to shareholders as at the close of business on March 18, 2026, Hong Kong Time and New York Time, respectively. The aggregate amount of the Cash Dividend was approximately US$37 million, which will be paid in U.S. dollars and in cash, and will be funded by surplus cash and to be paid out from the share premium account of the Company. The determination to make distributions and the amount of such distributions will be made at the discretion of its Board and will be based upon the Company’s operations and earnings, including, but not limited to, considerations of the Company’s GAAP and Non-GAAP net profits, cash flows, financial conditions and other relevant factors.

In order to qualify for the Cash Dividend, with respect to ordinary shares registered on the Company’s Hong Kong share register, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Wednesday, March 18, 2026, Hong Kong time; and with respect to the ordinary shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 3:30 p.m. on Tuesday, March 17, 2026, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). Cash Dividend to be paid to the holders of ADSs issued by the depositary of the ADSs will be subject to the terms of the deposit agreement. The payment date is expected to be on or around April 15, 2026 for holders of ordinary shares, and on or around April 21, 2026 for holders of ADSs.

Purchase, Sale and Redemption of the Company’s Listed Securities

During the Reporting Period, the Company repurchased 5,400 Class A Ordinary Shares (the “Repurchased Shares”) from the open market for a total consideration of approximately HK$92,000. As of the date of this announcement, the Repurchased Shares are pending cancellation, and would not receive the Dividend (as defined above).

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange during the Reporting Period. As of the date of this announcement, the Company does not hold any treasury shares (as defined under the Listing Rules).

Important Events after the Reporting Period

Save as disclosed in this preliminary results announcement, no important events affecting the Group occurred since December 31, 2025 and up to the date of this preliminary results announcement.

Contingencies

As disclosed in the overseas regulatory announcement of the Company dated April 24, 2025, and in the Form 20-F of the Company for the fiscal year ended December 31, 2024 which was published on April 24, 2025, in August 2022, we and certain of our current and former Directors and officers and our underwriters in our initial public offering in the United States were named as defendants in a putative securities class action filed in the U.S. District Court for the Southern District of New York. An amended complaint in this class action was filed in March 2023. The action, purportedly brought on behalf of a class of persons or entities who purchased ADSs in or traceable to our initial public offering in the United States, alleges that our registration statement on Form F-1 in connection with our March 2021 initial public offering contains materially misleading statements and omissions in violation of the U.S. federal securities laws. Pursuant to a scheduling order entered in January 2023, we filed a motion to dismiss the action in May 2023. On March 5, 2024, the court entered an order granting our motion to dismiss in part and denying it in part. We filed a second motion to dismiss the action on April 25, 2024 under Federal Rule of Civil Procedure 12(c). On March 7, 2025, the court granted our motion for judgment on the pleadings, concluding that the plaintiffs failed to identify any false or misleading statements in our registration statement. The court granted leave for the plaintiffs to amend their complaint by March 28, 2025. The plaintiffs did not serve an amended complaint prior to that deadline. On March 31, 2025, the court entered judgment in favor of us and all other defendants, dismissing all claims asserted in the action with prejudice. The plaintiffs did not file an appeal, and the case is concluded.

Publication of Preliminary Annual Results Announcement and Annual Report

This preliminary results announcement is published on the website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and on the website of the Company at https://ir.tuya.com. The annual report of the Company for the reporting Period containing all the information required by the Listing Rules will be dispatched to the shareholders and will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading AI cloud platform service provider with a mission to build an AI developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built AI cloud platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its AI developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as non-GAAP operating expenses, non-GAAP profit from operations (including non-GAAP operating margin), non-GAAP net profit (including non-GAAP net margin), and non-GAAP basic and diluted net profit per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, credit-related impairment/(reversal) of long-term investments and litigation costs from the respective GAAP financial measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP financial measures facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Group’s operations. Share-based compensation expenses, credit-related impairment/(reversal) of long-term investments and litigation costs have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP measures to the most directly comparable U.S. GAAP measures, all of which should be considered when evaluating the Group’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

The unaudited reconciliations of Tuya’s non-GAAP measures to the most comparable U.S. GAAP measures are included at the end of this announcement.

Safe Harbor Statement

This preliminary results announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements included in this announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, March 2, 2026

As at the date of this preliminary results announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		As of	As of
		December 31,	December 31,
	Note	2024	2025
ASSETS
Current assets
Cash and cash equivalents		653,334	890,708
Restricted cash		50	–
Short-term investments		194,536	61,770
Accounts receivable, net	7	7,592	13,193
Notes receivable, net		7,485	10,111
Inventories, net		23,840	30,943
Prepayments and other current assets, net		16,179	16,486

Total current assets		903,016	1,023,211

Non-current assets
Restricted cash		–	245
Property, equipment and software, net		6,619	15,653
Land use rights, net		8,825	8,843
Operating lease right-of-use assets, net		4,550	5,649
Long-term investments		180,092	77,213
Other non-current assets, net		678	1,700

Total non-current assets		200,764	109,303

Total assets		1,103,780	1,132,514

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	8	19,051	31,778
Advance from customers		31,346	29,330
Deferred revenue, current		7,525	9,732
Accruals and other current liabilities		32,257	33,261
Incomes tax payables		360	142
Lease liabilities, current		3,798	1,985

Total current liabilities		94,337	106,228

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2024 AND 2025

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		As of	As of
		December 31,	December 31,
	Note	2024	2025
Non-current liabilities
Lease liabilities, non-current		851	3,329
Deferred revenue, non-current		377	352
Other non-current liabilities		767	–

Total non-current liabilities		1,995	3,681

Total liabilities		96,332	109,909

Shareholders' equity
Ordinary shares		–	–
Class A ordinary shares		25	27
Class B ordinary shares		4	4
Treasury stock		(15,726)	(12)
Additional paid-in capital		1,612,712	1,549,389
Accumulated other comprehensive loss		(19,716)	(14,842)
Accumulated deficit		(569,851)	(511,961)

Total shareholders' equity		1,007,448	1,022,605

Total liabilities and shareholders' equity		1,103,780	1,132,514

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		For the Year Ended
		December 31,
	Note	2024	2025
Revenue	3	298,617	321,791
Cost of revenue		(157,187)	(166,750)

Gross profit		141,430	155,041

Operating expenses:
Research and development expenses		(95,049)	(89,687)
Sales and marketing expenses		(37,081)	(33,110)
General and administrative expenses		(68,254)	(30,916)
Other operating incomes, net		11,334	10,151

Total operating expenses		(189,050)	(143,562)

(Loss)/profit from operations		(47,620)	11,479

Other income
Other non-operating incomes, net		4,180	5,215
Financial income, net		50,718	44,179
Foreign exchange loss, net		(136)	(1,030)

Profit before income tax expense		7,142	59,843
Income tax expense	4	(2,145)	(1,953)

Net profit		4,997	57,890

Net profit attributable to Tuya Inc.		4,997	57,890

Net profit attributable to ordinary shareholders		4,997	57,890

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		For the Year Ended
		December 31,
	Note	2024	2025
Net profit		4,997	57,890

Other comprehensive (loss)/income
Changes in fair value of long-term investments		14	115
Transfer out of fair value changes of long-term investments		(65)	–
Foreign currency translation		(2,574)	4,759

Total comprehensive income attributable to Tuya Inc.		2,372	62,764

Net profit attributable to Tuya Inc.		4,997	57,890

Net profit attributable to ordinary shareholders		4,997	57,890

Weighted average number of ordinary shares used in computing net profit per share, basic and diluted	6
– Basic		573,782,783	611,714,837
– Diluted		591,006,801	613,807,254

Net profit per share attributable to ordinary shareholders, basic and diluted	6
– Basic		0.01	0.09
– Diluted		0.01	0.09

Share-based compensation expenses were included in:
Research and development expenses		14,347	5,404
Sales and marketing expenses		5,098	2,047
General and administrative expenses		48,305	14,812

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

CASH FLOWS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		For the Year Ended
		December 31,
	Note	2024	2025
Net cash generated from operating activities		80,352	81,040
Net cash generated from investing activities		107,428	225,979
Net cash used in financing activities		(33,200)	(69,870)
Effect of exchange rate changes on cash and cash equivalents, restricted cash		116	420

Net increase in cash and cash equivalents, restricted cash		154,696	237,569

Cash and cash equivalents, restricted cash at the beginning of year		498,688	653,384

Cash and cash equivalents, restricted cash at the end of year		653,384	890,953

NOTES TO THE UNAUDITED FINANCIAL INFORMATION:

1.	GENERAL INFORMATION

Tuya Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on August 28, 2014, as an exempted company with limited liability. The Company and its subsidiaries and consolidated variable interest entity (“VIE”) (collectively referred to as the “Group”) are principally engaged in offering PaaS (Platform-as-a-Service) to business customers developing IoT (Internet of Things) devices, including brands and their OEMs (original equipment manufacturer). Also, the Group offers Industry SaaS (Software-as-a-Service) and cloud-based value-added services with AI application functions to its customers. The Group also sells finished smart devices powered by Tuya purchased from qualified OEMs (the “Smart solution”).

Prior to the incorporation of Tuya Inc. in August 2014, the Group commenced its initial operations through Hangzhou Tuya Technology Co., Ltd. (“Hangzhou Tuya Technology”), which was established on June 16, 2014 by Wang Xueji and another individual. After a series of agreements, Hangzhou Tuya Technology was owned by Wang Xueji and other four individuals (collectively, the “Registered Shareholders”) together with two unrelated investors of Series Angel financing (the “Non-Registered Shareholders VIE Investors”) by August 2014. In December 2014, Hangzhou Tuya Information Technology Co., Ltd. (“the WFOE”) was established after the incorporation of Tuya Inc. The Group then entered into a series of contractual arrangements among the WFOE, Hangzhou Tuya Technology and Hangzhou Tuya Technology’s shareholders in December 2014, and thereafter Hangzhou Tuya Technology (the “VIE”) became the variable interest entity of the Group. The VIE was controlled by Wang Xueji before and after this transaction. After the completion of this transaction, the Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIE. In 2019, the VIE agreements were amended and restated, which amended the VIE’s shareholders list and equity interest of each shareholder as a result of the change in registered share capital of the VIE and exit of Non-Registered Shareholders VIE Investors as the VIE’s shareholders. The contractual arrangements were further amended in January 2022. In 2025, the Group terminated the contractual arrangements entered into by the WFOE with the VIE and the VIE’s shareholders. The VIE was deregistered in November 2025.

The VIE operated de minimis business activities and had no material impact on the Company’s financial position, results of operations or cash flows for the years ended December 31, 2024 and 2025. The VIE was terminated and deregistered on November 12, 2025.

2.	BASIS OF PREPARATION

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group. The accounting policies applied are consistent with those of the unaudited consolidated financial statements for the preceding fiscal year.

3.	REVENUES

The Group’s revenue was disaggregated by its major revenue streams in the years presented as follows:

	Year Ended December 31,
	2024	2025
	US$	US$
PaaS	217,069	231,209
Smart solution	41,965	45,702
SaaS and others	39,583	44,880

Total revenue	298,617	321,791

4.	TAXATION

The components of income tax expenses are as follows:

	Year Ended December 31,
	2024	2025
	US$	US$
Current income tax expense	2,145	1,953
Deferred income tax	–	–

Total income tax expense	2,145	1,953

5.	DIVIDENDS

On February 26, 2025, the board of directors of the Company approved the declaration and distribution of a dividend of US$0.0608 per ordinary share, or US$0.0608 per ADS, to such holders as at the close of business on March 13, 2025, Hong Kong Time and New York Time, respectively. The aggregate amount of this dividend was US$36.9 million, which was paid in cash in June 2025.

On August 26, 2025, the board of directors of the Company approved the declaration and distribution of a dividend of US$0.054 per ordinary share, or US$0.054 per ADS, to such holders as at the close of business on September 11, 2025, Hong Kong Time and New York Time, respectively. The aggregate amount of this dividend was US$33 million, which was paid in cash in October 2025.

6.	BASIC AND DILUTED NET PROFIT PER SHARE

Basic and diluted profit per share have been calculated in accordance with ASC 260 on computation of earnings per share for each of the years ended December 31, 2024 and 2025 are calculated as follows:

	Year Ended December 31,
	2024	2025
	US$	US$
Basic and diluted net profit per share calculation
Numerator:
Net profit attributable to Tuya Inc.’s ordinary shareholders, basic and diluted	4,997	57,890

Denominator:
Weighted-average ordinary shares outstanding-basic	573,782,783	611,714,837

Effective of diluted securities
Share option and RSU	17,224,018	2,092,417

Weighted-average ordinary shares outstanding-diluted	591,006,801	613,807,254

Net profit per share attributable to ordinary shareholders:
– Basic	0.01	0.09
– Diluted	0.01	0.09

7.	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2024	2025
	US$	US$
Accounts receivable, gross	12,048	17,032
Less: allowance for credit losses	(4,456)	(3,839)

Total accounts receivable, net	7,592	13,193

The Group recorded the allowance for credit losses of US$1,138 under ASU 2016-13 Financial instruments – credit losses for the year ended December 31,2024.

The Group reversed the allowance for credit losses of US$717 under ASU 2016-13 Financial instruments – credit losses for the year ended December 31,2025.

An aging analysis based on relevant invoice dates is as follows:

	As of December 31,
	2024	2025
	US$	US$
0-3 months	4,904	10,453
3-6 months	816	1,452
6-12 months	2,258	1,844
Over 1 year	4,070	3,283

Total accounts receivable, gross	12,048	17,032

8.	ACCOUNTS PAYABLE

	As of December 31,
	2024	2025
	US$	US$
Total accounts payable	19,051	31,778

An aging analysis based on relevant invoice dates as follows:

	As of December 31,
	2024	2025
	US$	US$
0-3 months	18,860	31,555
3-6 months	76	17
6-12 months	3	85
Over 1 year	112	121

Total accounts payable	19,051	31,778

END OF NOTES TO UNAUDITED FINANCIAL INFORMATION.

TUYA INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO
THE MOST DIRECTLY COMPARABLE U.S. GAAP MEASURES

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2024	2025
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(95,049)	(89,687)
Add: Share-based compensation expenses	14,347	5,404
Adjusted Research and development expenses	(80,702)	(84,283)

Sales and marketing expenses	(37,081)	(33,110)
Add: Share-based compensation expenses	5,098	2,047
Adjusted Sales and marketing expenses	(31,983)	(31,063)

General and administrative expenses	(68,254)	(30,916)
Add: Share-based compensation expenses	48,305	14,812
Add: Credit-related impairment/(reversal) of long-term investments	261	(53)
Add: Litigation costs	2,300	–
Adjusted General and administrative expenses	(17,388)	(16,157)

Reconciliation of (loss)/profit from operations to non-GAAP profit from operations
(Loss)/profit from operations	(47,620)	11,479
Add: Share-based compensation expenses	67,750	22,263
Add: Credit-related impairment/(reversal) of long-term investments	261	(53)
Add: Litigation costs	2,300	–
Non-GAAP profit from operations	22,691	33,689
Non-GAAP Operating margin	7.6%	10.5%

TUYA INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO
THE MOST DIRECTLY COMPARABLE U.S. GAAP MEASURES
(CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Year Ended
	December 31,
	2024	2025
Reconciliation of net profit to non-GAAP net profit
Net profit	4,997	57,890
Add: Share-based compensation expenses	67,750	22,263
Add: Credit-related impairment/(reversal) of long-term investments	261	(53)
Add: Litigation costs	2,300	–
Non-GAAP Net profit	75,308	80,100
Non-GAAP Net margin	25.2%	24.9%

Weighted average number of ordinary shares used in computing non-GAAP net profit per share,
– Basic	573,782,783	611,714,837
– Diluted	591,006,801	613,807,254

Non-GAAP net profit per share attributable to ordinary shareholders
– Basic	0.13	0.13
– Diluted	0.13	0.13